Exhibit 99.1

Gaotu Techedu Announces Third Quarter 2024 Unaudited Financial Results

Beijing, China, December 4, 2024 —Gaotu Techedu Inc. (NYSE: GOTU) (“Gaotu” or the “Company”), a technology-driven education company and online large-class tutoring service provider in China, today announced its unaudited financial results for the third quarter ended September 30, 2024.

Third Quarter 2024 Highlights[1]

•
Net revenues were RMB1,208.3 million, increased by 53.1% from RMB789.4 million in the same period of 2023.
•
Gross billings[2] were RMB1,069.2 million, increased by 67.2% from RMB639.3 million in the same period of 2023.
•
Loss from operations was RMB490.1 million, compared with loss from operations of RMB99.5 million in the same period of 2023.
•
Net loss was RMB471.3 million, compared with net loss of RMB57.7 million in the same period of 2023.
•
Non-GAAP net loss was RMB457.2 million, compared with non-GAAP net loss of RMB41.7 million in the same period of 2023.
•
Net operating cash outflow was RMB714.4 million, compared with net operating cash outflow of RMB209.9 million in the same period of 2023.

Third Quarter 2024 Key Financial and Operating Data

(In thousands of RMB, except for percentages)

	For the three months ended September 30,
	2023	2024	Pct. Change
Net revenues	789,413	1,208,253	53.1%
Gross billings	639,342	1,069,159	67.2%
Loss from operations	(99,541)	(490,107)	392.4%
Net loss	(57,663)	(471,273)	717.3%
Non-GAAP net loss	(41,729)	(457,195)	995.6%
Net operating cash outflow	(209,930)	(714,385)	240.3%

[1] For a reconciliation of non-GAAP numbers, please see the table captioned "Reconciliations of non-GAAP measures to the most comparable GAAP measures" at the end of this press release. Non-GAAP income (loss) from operations and non-GAAP net income (loss) exclude share-based compensation expenses.

[2] Gross billings is a non-GAAP financial measure, which is defined as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. See "About Non-GAAP Financial Measures" and "Reconciliations of non-GAAP measures to the most comparable GAAP measures" elsewhere in this press release.

Nine Months Ended September 30, 2024 Highlights

•
Net revenues were RMB3,164.9 million, increased by 43.9% from RMB2,199.8 million in the same period of 2023.
•
Gross billings were RMB3,452.2 million, increased by 67.5% from RMB2,060.6 million in the same period of 2023.
•
Loss from operations was RMB1,032.6 million, compared with income from operations of RMB38.9 million in the same period of 2023.
•
Net loss was RMB913.1 million, compared with net income of RMB112.4 million in the same period of 2023.
•
Non-GAAP net loss was RMB872.2 million, compared with non-GAAP net income of RMB155.0 million in the same period of 2023.
•
Net operating cash outflow was RMB525.6 million, compared with net operating cash outflow of RMB137.8 million in the same period of 2023.

First Nine Months 2024 Key Financial and Operating Data

(In thousands of RMB, except for percentages)

	For the nine months ended September 30,
	2023	2024	Pct. Change
Net revenues	2,199,799	3,164,935	43.9%
Gross billings	2,060,618	3,452,211	67.5%
Income/(loss) from operations	38,909	(1,032,559)	(2,753.8)%
Net income/(loss)	112,351	(913,120)	(912.7)%
Non-GAAP net income/(loss)	155,025	(872,196)	(662.6)%
Net operating cash outflow	(137,796)	(525,636)	281.5%

Larry Xiangdong Chen, the Company’s founder, Chairman and CEO, commented, “During the past quarter, our core businesses continued to make steady progress, with gross billings increasing by 67.2% year-over-year to approximately RMB1.1 billion and revenue growing by 53.1% year-over-year to over RMB1.2 billion. This growth was attributed to our keen understanding of market trends and the continuous optimization of our strategy and execution. As our business scales rapidly and the product matrix gradually expands, we have ramped up investments with a particular focus on upgrading our educational systems, enhancing organizational capabilities, and improving management practices. We have also strengthened efforts in talent development and professional training, equipping our team with skills needed to navigate dynamic business environments and improve operational efficiency.

In this quarter, we allocated over RMB120 million for share buybacks, underscoring our strong commitment to shareholder returns. As of September 30, 2024, we had a total of over RMB3.3 billion in cash, cash equivalents, restricted cash, and short-term and long-term investments, providing a firm foundation for our strategic priorities and long-term growth.”

Shannon Shen, CFO of the Company, added, “In the past quarter, we capitalized on the robust market demand during the summer vacation period, successfully achieving our gross billing targets amid rapid business growth and driving meaningful increases in student enrollments and market share. With a continuous rise in student enrollments, growth in our top-line has accelerated sequentially in each of the past three quarters. In the third quarter, our revenue increased by 53.1% year-over-year and grew by approximately 10 percentage points sequentially. As of September 30, 2024, our deferred revenue balance increased by 89.0% year-over-year to over RMB1.4 billion. Looking ahead, we anticipate year-on-year revenue growth to peak in the fourth quarter, further consolidating our leading position in the market and laying a strong foundation for future growth.”

Financial Results for the Third Quarter of 2024

Net Revenues

Net revenues increased by 53.1% to RMB1,208.3 million from RMB789.4 million in the third quarter of 2023, which was mainly due to the continuous year-over-year growth of gross billings as a result of our sufficient and effective response to strong market demand. Furthermore, our high-quality educational products and learning services resulted in improved recognition of our product and service offerings.

Cost of Revenues

Cost of revenues increased by 97.1% to RMB429.8 million from RMB218.1 million in the third quarter of 2023. The increase was mainly due to expansion of instructors and tutors workforce, growing rental cost, as well as an increased cost of learning materials.

Gross Profit and Gross Margin

Gross profit increased by 36.3% to RMB778.5 million from RMB571.3 million in the third quarter of 2023. Gross profit margin decreased to 64.4% from 72.4% in the same period of 2023.

Non-GAAP gross profit increased by 36.3% to RMB780.7 million from RMB572.8 million in the third quarter of 2023. Non-GAAP gross profit margin decreased to 64.6% from 72.6% in the same period of 2023.

Operating Expenses

Operating expenses increased by 89.1% to RMB1,268.6 million from RMB670.8 million in the third quarter of 2023. The increase was primarily due to the expansion of employees workforce and a higher expenditure on marketing and branding activities.

•
Selling expenses increased to RMB885.8 million from RMB434.4 million in the third quarter of 2023.
•
Research and development expenses increased to RMB189.3 million from RMB130.6 million in the third quarter of 2023.
•
General and administrative expenses increased to RMB193.5 million from RMB105.8 million in the third quarter of 2023.

Loss from Operations

Loss from operations was RMB490.1 million, compared with loss from operations of RMB99.5 million in the third quarter of 2023.

Non-GAAP loss from operations was RMB476.0 million, compared with non-GAAP loss from operations of RMB83.6 million in the third quarter of 2023.

Interest Income and Realized Gains from Investments

Interest income and realized gains from investments, on aggregate, were RMB21.7 million, compared with a total of RMB31.7 million in the third quarter of 2023.

Other Income, net

Other income, net was RMB4.0 million, compared with other income, net of RMB15.8 million in the third quarter of 2023.

Net Loss

Net loss was RMB471.3 million, compared with net loss of RMB57.7 million in the third quarter of 2023.

Non-GAAP net loss was RMB457.2 million, compared with non-GAAP net loss of RMB41.7 million in the third quarter of 2023.

Cash Flow

Net operating cash outflow in the third quarter of 2024 was RMB714.4 million.

Basic and Diluted Net Loss per ADS

Basic and diluted net loss per ADS were both RMB1.83 in the third quarter of 2024.

Non-GAAP basic and diluted net loss per ADS were both RMB1.78 in the third quarter of 2024.

Share Outstanding

As of September 30, 2024, the Company had 169,556,395 ordinary shares outstanding.

Cash, Cash Equivalents, Restricted Cash, Short-term and Long-term Investments

As of September 30, 2024, the Company had cash and cash equivalents, restricted cash, short-term and long-term investments of RMB3,310.0 million in aggregate, compared with a total of RMB3,953.5 million as of December 31, 2023.

Share Repurchase

In November 2022, the Company's board of directors authorized a share repurchase program under which the Company may repurchase up to US$30 million of its shares, effective until November 22, 2025. In November 2023, the Company's board of directors authorized modifications to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$30 million to US$80 million, effective until November 22, 2025.

As of December 3, 2024, the Company had cumulatively repurchased approximately 11.5 million ADSs for approximately US$37.5 million under the share repurchase program.

Business Outlook

Based on the Company's current estimates, total net revenues for the fourth quarter of 2024 are expected to be between RMB1,288 million and RMB1,308 million, representing an increase of 69.2% to 71.9% on a year-over-year basis. These estimates reflect the Company’s current expectations, which are subject to change.

Conference Call

The Company will hold an earnings conference call at 8:00 AM U.S. Eastern Time on Wednesday, December 4, 2024 (9:00 PM Beijing/Hong Kong Time on Wednesday, December 4, 2024). Dial-in details for the earnings conference call are as follows:

International: 1-412-317-6061

United States: 1-888-317-6003

Hong Kong: 800-963-976

Mainland China: 400-120-6115

Passcode: 7597303

A telephone replay will be available two hours after the conclusion of the conference call through December 11, 2024. The dial-in details are:

International: 1-412-317-0088

United States: 1-877-344-7529

Passcode: 1398008

Additionally, a live and archived webcast of this conference call will be available at http://ir.gaotu.cn/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About Gaotu Techedu Inc.

Gaotu is a technology-driven education company and online large-class tutoring service provider in China. The Company offers learning services and educational content & digitalized learning products. Gaotu adopts an online live large-class format to deliver its courses, which the Company believes is the most effective and scalable model to disseminate scarce high-quality teaching resources to aspiring students in China. Big data analytics permeates every aspect of the Company's business and facilitates the application of the latest technology to improve teaching delivery, student learning experience, and operational efficiency.

About Non-GAAP Financial Measures

The Company uses gross billings, non-GAAP gross profit, non-GAAP income (loss) from operations and non-GAAP net income (loss), each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes.

The Company defines gross billings for a specific period as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. The Company's management uses gross billings as a performance measurement because the Company generally bills its students for the entire course fee at the time of sale of its course offerings and recognizes revenue proportionally as the classes are delivered. For some courses, the Company continues to provide students with 12 months to 36 months access to the pre-recorded audio-video courses after the online live courses are delivered. The Company believes that gross billings provides valuable insight into the sales of its course packages and the performance of its business. As gross billings have material limitations as an analytical metrics and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies.

Non-GAAP gross profit, non-GAAP income (loss) from operations and non-GAAP net income (loss) exclude share-based compensation expenses. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate

The Company’s business is primarily conducted in China and a significant majority of revenues generated are denominated in Renminbi ("RMB"). This announcement contains currency conversions of RMB amounts into U.S. dollars ("USD") solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to USD are made at a rate of RMB7.0176 to USD1.0000, the effective noon buying rate for September 30, 2024 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on September 30, 2024, or at any other rate.

For further information, please contact:

Gaotu Techedu Inc.

Investor Relations

E-mail: ir@gaotu.cn

Christensen

In China

Ms. Vivian Wang

Phone: +852-2232-3978

E-mail: gotu@christensencomms.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

Gaotu Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of September 30,
	2023	2024	2024
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	636,052	855,815	121,953
Restricted cash	33,901	6,874	980
Short-term investments	2,253,910	1,482,924	211,315
Inventory, net	24,596	53,404	7,610
Prepaid expenses and other current assets, net	638,248	555,722	79,190
Total current assets	3,586,707	2,954,739	421,048

Non-current assets
Operating lease right-of-use assets	189,662	574,743	81,900
Property, equipment and software, net	533,531	626,880	89,330
Land use rights, net	26,568	25,964	3,700
Long-term investments	1,029,632	964,363	137,421
Deferred tax assets	11,312	-	-
Rental deposit	17,742	43,751	6,234
Other non-current assets	18,155	17,920	2,553
TOTAL ASSETS	5,413,309	5,208,360	742,186

LIABILITIES

Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB484,222 and RMB667,944 as of December 31, 2023 and September 30, 2024, respectively)	805,032	1,070,433	152,536
Deferred revenue, current portion of the consolidated VIE without recourse to the Group	1,113,480	1,223,614	174,364
Operating lease liabilities, current portion (including current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB34,401 and RMB123,783 as of December 31, 2023 and September 30, 2024, respectively)	50,494	164,178	23,395
Income tax payable (including income tax payable of the consolidated VIE without recourse to the Group of RMB4,210 and RMB102 as of December 31, 2023 and September 30, 2024, respectively)	4,278	133	19
Total current liabilities	1,973,284	2,458,358	350,314

Gaotu Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of September 30,
	2023	2024	2024
	RMB	RMB	USD
Non-current liabilities
Deferred revenue, non-current portion of the consolidated VIE without recourse to the Group	124,141	215,603	30,723
Operating lease liabilities, non-current portion (including non-current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB121,277 and RMB382,747 as of December 31, 2023 and September 30, 2024, respectively)	137,652	397,466	56,638
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE without recourse to the Group of RMB71,850 and RMB70,524 as of December 31, 2023 and September 30, 2024, respectively)	71,967	70,664	10,070
TOTAL LIABILITIES	2,307,044	3,142,091	447,745

SHAREHOLDERS’ EQUITY
Ordinary shares	116	116	17
Treasury stock, at cost	(85,178)	(216,494)	(30,850)
Additional paid-in capital	7,987,957	7,994,101	1,139,150
Accumulated other comprehensive loss	(33,209)	(34,913)	(4,975)
Statutory reserve	50,225	50,225	7,157
Accumulated deficit	(4,813,646)	(5,726,766)	(816,058)
TOTAL SHAREHOLDERS’ EQUITY	3,106,265	2,066,269	294,441

TOTAL LIABILITIES AND TOTAL SHAREHOLDERS’ EQUITY	5,413,309	5,208,360	742,186

Gaotu Techedu Inc.

Unaudited condensed consolidated statements of operations

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended September 30,			For the nine months ended September 30,
	2023	2024	2024	2023	2024	2024
	RMB	RMB	USD	RMB	RMB	USD
Net revenues	789,413	1,208,253	172,175	2,199,799	3,164,935	451,000
Cost of revenues	(218,126)	(429,791)	(61,245)	(562,488)	(1,014,638)	(144,585)
Gross profit	571,287	778,462	110,930	1,637,311	2,150,297	306,415
Operating expenses:
Selling expenses	(434,428)	(885,769)	(126,221)	(1,035,514)	(2,227,547)	(317,423)
Research and development expenses	(130,618)	(189,305)	(26,976)	(325,997)	(503,013)	(71,679)
General and administrative expenses	(105,782)	(193,495)	(27,573)	(236,891)	(452,296)	(64,452)
Total operating expenses	(670,828)	(1,268,569)	(180,770)	(1,598,402)	(3,182,856)	(453,554)
(Loss)/income from operations	(99,541)	(490,107)	(69,840)	38,909	(1,032,559)	(147,139)
Interest income	24,153	15,661	2,232	57,226	55,608	7,924
Realized gains from investments	7,579	6,001	855	25,961	20,285	2,891
Other income, net	15,782	3,964	565	21,695	52,220	7,441
(Loss)/income before provision for income tax and share of results of equity investees	(52,027)	(464,481)	(66,188)	143,791	(904,446)	(128,883)
Income tax (expenses)/benefits	(656)	(6,792)	(968)	(22,275)	(8,674)	(1,236)
Share of results of equity investees	(4,980)	-	-	(9,165)	-	-
Net (loss)/income	(57,663)	(471,273)	(67,156)	112,351	(913,120)	(130,119)
Net (loss)/income attributable to Gaotu Techedu Inc.'s ordinary shareholders	(57,663)	(471,273)	(67,156)	112,351	(913,120)	(130,119)
Net (loss)/income per ordinary share
Basic	(0.33)	(2.75)	(0.39)	0.65	(5.30)	(0.76)
Diluted	(0.33)	(2.75)	(0.39)	0.63	(5.30)	(0.76)
Net (loss)/income per ADS
Basic	(0.22)	(1.83)	(0.26)	0.43	(3.54)	(0.50)
Diluted	(0.22)	(1.83)	(0.26)	0.42	(3.54)	(0.50)
Weighted average shares used in net (loss)/income per share
Basic	174,631,114	171,135,287	171,135,287	174,107,221	172,165,794	172,165,794
Diluted	174,631,114	171,135,287	171,135,287	179,488,050	172,165,794	172,165,794

Note: Three ADSs represent two ordinary shares.

Gaotu Techedu Inc.

Reconciliations of non-GAAP measures to the most comparable GAAP measures

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended September 30,			For the nine months ended September 30,
	2023	2024	2024	2023	2024	2024
	RMB	RMB	USD	RMB	RMB	USD
Net revenues	789,413	1,208,253	172,175	2,199,799	3,164,935	451,000
Less: other revenues(1)	26,319	60,581	8,633	62,675	117,081	16,684
Add: VAT and surcharges	47,542	72,056	10,268	134,492	192,049	27,367
Add: ending deferred revenue	761,301	1,439,217	205,087	761,301	1,439,217	205,087
Add: ending refund liability	47,631	77,869	11,096	47,631	77,869	11,096
Less: beginning deferred revenue	922,576	1,582,135	225,452	959,333	1,237,621	176,360
Less: beginning refund liability	57,650	85,520	12,187	60,597	67,157	9,570
Gross billings	639,342	1,069,159	152,354	2,060,618	3,452,211	491,936

Note (1): Include miscellaneous revenues generated from services other than courses.

	For the three months ended September 30,			For the nine months ended September 30,
	2023	2024	2024	2023	2024	2024
	RMB	RMB	USD	RMB	RMB	USD
Gross profit	571,287	778,462	110,930	1,637,311	2,150,297	306,415
Share-based compensation expenses(1) in cost of revenues	1,522	2,265	323	9,097	4,543	647
Non-GAAP gross profit	572,809	780,727	111,253	1,646,408	2,154,840	307,062

(Loss)/income from operations	(99,541)	(490,107)	(69,840)	38,909	(1,032,559)	(147,139)
Share-based compensation expenses(1)	15,934	14,078	2,006	42,674	40,924	5,832
Non-GAAP (loss)/income from operations	(83,607)	(476,029)	(67,834)	81,583	(991,635)	(141,307)

Net (loss)/income	(57,663)	(471,273)	(67,156)	112,351	(913,120)	(130,119)
Share-based compensation expenses(1)	15,934	14,078	2,006	42,674	40,924	5,832
Non-GAAP net (loss)/income	(41,729)	(457,195)	(65,150)	155,025	(872,196)	(124,287)

Note (1): The tax effects of share-based compensation expenses adjustments were nil.